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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. ____)*

20th Century Industries
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90127220
(CUSIP Number)

Gregory M. Shepard
Union Automobile Insurance Company
300 East Washington Street
Bloomington, Illinois 61701
Phone No.:  (309) 829-1061
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [X].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 90127220   Page 2 of 6 Pages


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

UNION AUTOMOBILE INSURANCE COMPANY
I.R.S. No. 37-0558630

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
(b) [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [  ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7       SOLE VOTING POWER
4,850,000

8       SHARED VOTING POWER
- -0-
9       SOLE DISPOSITIVE POWER
4,850,000

10      SHARED DISPOSITIVE POWER
- -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,850,000
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.42%

14      TYPE OF REPORTING PERSON*
IC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                             PREAMBLE

        The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock") of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

Item 2. Identity and Background

This Schedule 13D is being filed by Union Automobile Insurance
Company, an Illinois corporation ("Union Automobile"), that has its principal business office at 303 East Washington Street, Bloomington, Illinois 61701.

Item 3. Source and Amount of Funds or Other Consideration

Union Automobile, together with its wholly-owned subsidiary, American Union Life Insurance Company ("American Union"), has purchased 4,850,000 shares of the Common Stock for cash in the amount of $66,780,711, including brokerage commissions. Union Automobile and American Union used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4. Purpose of Transaction

Union Automobile (together with American Union) purchased its Common Stock for investment purposes. Union Automobile intends continuously to review its investment in the Company. In reaching any decision with respect to such investment, Union Automobile will taken into consideration various factors, such as the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of its review of such factors, Union Automobile may decide to purchase additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or to sell at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or a portion of the Common Stock now owned or hereafter acquired by Union Automobile.

As disclosed in the Company's Proxy Statement for its 1995
Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 25, 1995, Gregory M. Shepard, the President of Union Automobile, has been nominated for election to the Company's board of directors (the "Board"). The election of Mr. Shepard to the Board by the Company's shareholders would result in a change in the present board of directors of the Company (paragraph (d) of Item 4 of Schedule 13D). Except as described above, Union Automobile has no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Company

(a) Union Automobile beneficially owns 4,850,000 shares of the Common Stock, representing 9.42% of the outstanding Common Stock. Union Automobile owns 3,762,000 shares directly and 1,088,000 shares through its wholly-owned subsidiary, American Union.

(b) Union Automobile has the sole power to vote and the sole power to dispose of all 4,850,000 shares of the Common Stock.

(c) Union Automobile has not effected any transactions in shares of the Common Stock during the past sixty (60) days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Union
Automobile.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understanding or relationships (legal or otherwise) between Union Automobile and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

No exhibits are required to be filed as part of this Schedule 13D.


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:May 5, 1995

/s/ GREGORY M. SHEPARD
_________________________________
Signature


President
___________________________________
Name/Title